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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                           CONTINENTAL CIRCUITS CORP.
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                                (NAME OF ISSUER)


                          COMMON STOCK, $.01 PAR VALUE
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                         (TITLE OF CLASS OF SECURITIES)

                                   989852-10-8
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                                 (CUSIP NUMBER)

                                 ---------------

                                 ANDREW E. LIETZ
                             CHIEF EXECUTIVE OFFICER
                                HADCO CORPORATION
                                12A MANOR PARKWAY
                           SALEM, NEW HAMPSHIRE 03079
                                 (603) 898-8000
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       (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
                          NOTICES AND COMMUNICATIONS)

                                 ---------------

                                   COPIES TO:
                            STEPHEN A. HURWITZ, ESQ.
                         TESTA, HURWITZ & THIBEAULT, LLP
                                HIGH STREET TOWER
                                 125 HIGH STREET
                                BOSTON, MA 02110

                                 ---------------

                               FEBRUARY 16, 1998
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            (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed withe the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remained of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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  CUSIP No. 989852-10-8      SCHEDULE 14D-1 AND 13D          Page 2 of 5 Pages
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1.      NAME OF REPORTING PERSONS

        Hadco Acquisition Corp. II

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS


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2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                        (b) [ ]
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3.      SEC USE ONLY

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4.      SOURCE OF FUNDS*

        AF
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5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(e) or 2(f)                                                  [ ]

        N/A
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6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        State of Delaware
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7.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        580,000
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8.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES*
                                                                            [ ]
        N/A
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9.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
        7.0%
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10.     TYPE OF REPORTING PERSON*

        CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!




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  CUSIP No. 989852-10-8      SCHEDULE 14D-1 AND 13D          Page 3 of 5 Pages
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1.      NAME OF REPORTING PERSONS

        Hadco Corporation

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS


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2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                        (b) [ ]
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3.      SEC USE ONLY

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4.      SOURCE OF FUNDS*

        BK
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5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(e) or 2(f)                                                  [ ]

        N/A
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6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        The Commonwealth of Massachusetts
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7.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        580,000*
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8.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES*
                                                                            [ ]
        N/A
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9.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
        7.0%*
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10.     TYPE OF REPORTING PERSON*

        CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!






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ITEM 1. SECURITY AND ISSUER

     This statement on Schedule 13D relates to the Common Shares, $.01 par value per share (the "Common Shares") of Continental Circuits Corp., a Delaware corporation (the "Company"). The address of the Company's principal's executive offices is 3502 East Roeser Road, Phoenix, Arizona 85040.

ITEM 2. IDENTITY AND BACKGROUND

     (a)-(c) Hadco Corporation, a Massachusetts corporation ("Hadco"), and its wholly-owned subsidiary and Hadco Acquisition Corp. II, a Delaware corporation, ("Hadco Acquisition") both have their principal executive offices at 12A Manor Parkway, Salem, New Hampshire 03079. Hadco is manufacturer of advanced electronic interconnect products, its principal products include complex multilayer rigid printed circuits and backplance assemblies. Hadco Acquisition is a subsidiary of Hadco Corporation formed for the purpose of acquiring another entity. Hadco and Hadco Acquisition have also filed a Tender Offer Statement on Schedule 14D-1 relating to the offer by Hadco Acquisition to purchase all outstanding shares of Common Stock of the Company, at $23.90 per Share, net to the seller in cash, on the terms and subject to the conditions set forth in the Offer to Purchase, dated February 20, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal and any amendments or supplements thereto (which collectively constitute the "Offer").

    (d)-(e) During the last five years, neither Hadco nor Hadco Acquisition nor, to their knowledge any of the Directors or Executive Officers (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.



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ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Hadco Acquisition estimates that the total amount of funds required to purchase all outstanding Common Shares (including those beneficially owned by the Selling Stockholders) and to consumate the related merger, to pay related fees and expenses and to assume outstanding indebtedness of the Company which may become due as a result of the Offer and the merger is approximately $222 million. Hadco Acquisition expects to obtain these funds in the form of capital contributions and/or loans from Hadco. Hadco expects to use approximately $222 million of borrowings pursuant to an existing $400 million senior revolving credit loan facility with BankBoston, N.A.

ITEM 4.  PURPOSE OF TRANSACTION

     (a)-(c), (e)-(g)

     On February 16, 1998, Hadco and Hadco Acquisition entered into a Stockholders Agreement (the "Stockholders Agreement") with certain stockholders of the Company (the "Selling Stockholders") and the Company, pursuant to which the Selling Stockholders agreed to tender to Hadco Acquisition an aggregate of 580,000 Common Shares beneficially owned by them (representing approximately 7.0% of the outstanding common stock calculated on a fully-diluted basis). Also on February 16, 1998 Hadco, Hadco Acquisition and the Company entered into an Agreement and Plan of Merger ("Merger Agreement"), whereby upon completion of the Offer, and subject to all of the conditions of the Merger Agreement, Hadco Acquisition will be merged with and into the Company with the Company as survivor, as a wholly-owned subsidiary of Hadco. Pursuant to the Stockholders Agreement, the Selling Stockholders have agreed to validly tender all of the outstanding common stock which are owned of record or beneficially by them and to vote such shares in favor of the Merger.

     (d) Upon the closing of the transactions described above and pursuant to the terms of the Merger Agreement, the board of directors and management of the Company shall resign.

     (h) Upon the closing of the transactions described above, the Company's securities shall be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, and shall become eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER

     (a)-(b)  Amount Beneficially Owned:

        As a result of the Stockholders Agreement, Hadco and Hadco Acquisition have the right to acquire an aggregate of 580,000 Common Shares, and such shares constitute approximately 7.0% of the Common Shares outstanding. As a result of the Stockholders Agreement, Hadco and Hadco Acquisition have sole or shared dispositive power over none of the Common Shares.

     (c) Except as set forth in Item 4 herein, neither Hadco, Hadco Acquisition, nor, to the best knowledge of Hadco and Hadco Acquisition, any executive officer or director of Hadco or Hadco Acquisition has effected any transaction in the Common Shares during the past 60 days.

     (d) Not Applicable.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The information contained in Item 4 is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     (1) Amended and Restated Revolving Credit Agreement dated as of December 9, 1997 between Hadco and BankBoston, N.A.

     (2) Agreement and Plan of Merger dated February 16, 1998 among Hadco, Hadco Acquisition and the issuer.

     (3) Stockholders Agreement dated February 16, 1998 by and between Hadco, Hadco Acquisition, the issuer and certain stockholders of the issuer.

     (4) Amendment No. 1 dated as of March 13, 1998 to the Agreement and Plan of Merger.


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                                   SIGNATURES

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 13, 1998                         HADCO ACQUISITION CORP. II


                                              By: /s/ TIMOTHY P. LOSIK
                                                  ------------------------------
                                              Name: Timothy P. Losik
                                              Title: Vice President


                                              HADCO CORPORATION


                                              By: /s/ TIMOTHY P. LOSIK
                                                  ------------------------------
                                              Name: Timothy P. Losik
                                              Title: Senior Vice President





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